Exhibit 5

RECENT DEVELOPMENTS IN THE REPUBLIC AS OF APRIL 7, 2010

This section provides information that supplements the information about Colombia contained in Colombia’s Annual Report on Form 18-K for its fiscal year ended December 31, 2008, filed with the SEC on August 14, 2009, as amended by Amendment No.1, filed with the SEC on November 18, 2009, and as the Annual Report may be further amended from time to time. To the extent the information in this section is inconsistent with the information contained in the Annual Report, as amended to date, the information in this section replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report.

SELECTED COLOMBIAN ECONOMIC INDICATORS

	2005		2006		2007		2008		2009
Domestic Economy
Real GDP Growth (percent)(1)		5.7%		6.9%		7.5%		2.4%	0.4%
Gross Fixed Investment Growth (percent)(1)(2)		21.2		17.2		15.2		4.7	(1.6)
Private Consumption Growth (percent)(1)(2)		4.7		6.8		7.6		2.5	0.1
Public Consumption Growth (percent)(1)(2)		6.4		4.2		4.5		1.3	2.9
Consumer Price Index(3)		4.9		4.5		5.7		7.7	2.0
Producer Price Index(3)		2.1		5.5		1.3		9.0	(2.2)
Interest Rate (percent)(4)		7.0		6.3		8.0		9.5	6.2
Unemployment Rate (percent)(5)		12.0		12.8		10.2		10.9	12.3
Balance of Payments		(millions of U.S. dollars)
Exports of Goods (FOB)(6)		$20,818		$23,930		$29,381		$37,095	$32,565
Oil and its derivatives(6)		5,559		6,328		7,318		12,204	10,268
Coffee(6)		1,471		1,461		1,714		1,883	1,543
Imports of Goods (FOB)(6)		19,431		23,976		30,100		36,313	30,510
Current Account Balance(6)		(1,882)		(2,983)		(5,977)		(6,883)	(5,146)
Net Foreign Direct Investment(6)		5,590		5,558		8,136		8,329	4,177
Net International Reserves		14,947		15,436		20,949		24,030	25,356
Months of Coverage of Imports (Goods and Services)		7.2		6.1		6.7		6.4	7.9
Public Finance(7)		(billions of pesos or percentage of GDP)
Non-financial Public Sector Revenue(8)	Ps.	150,485	Ps.	169,154	Ps.	195,727	Ps.	193,195	N/A
Non-financial Public Sector Expenditures (8)	Ps.	151,940	Ps.	170,485	Ps.	201,268	Ps.	191,828	N/A
Non-financial Public Sector Primary Surplus/(Deficit)(9)		10,509		11,679		13,072		17,022	3,240
Percent of GDP(7)		3.3%		3.2%		3.0%		3.6%	0.7%
Non-financial Public Sector Fiscal Surplus/(Deficit)		(954)		(3,162)		(4,322)		342	(12,865)
Percent of GDP(7)		(0.2)%		(0.8)%		(1.0)%		0.1%	(2.6)%
Central Government Fiscal Surplus/ (Deficit)		(13,753)		(13,069)		(11,613)		(11,067)	(20,715)
Percent of GDP(7)		(4.0)%		(3.4)%		(2.7)%		(2.3)%	(4.2)%
Public Debt(10)
Public Sector Internal Funded Debt (billions of pesos)(11)	Ps.	117,126	Ps.	124,206	Ps.	132,476	Ps.	140,935	159,025
Percent of GDP(1)		34.9%		32.4%		30.7%		29.5%	32.0%
Public Sector External Funded Debt (millions of dollars)(12)		$23,353		$25,889		$27,923		$28,450	33,642
Percent of GDP(1)		15.9%		15.1%		13.0%		13.3%	13.8%

1:	Figures calculated using new methodology implemented by DANE in 2008, using 2000 as the base year for calculating constant prices.
2:	Figures for 2007, 2008 and 2009 are estimated.
3:	Percentage change over the twelve months ended December 31 of each year.
4:	Average for each year of the short-term composite reference rate, as calculated by the Superintendencia Financiera (Financial Superintendency).

5:	Refers to the average unemployment rates in the thirteen largest cities in Colombia in December of each year.
6:	Figures for all years have been recalculated according to the recommendations contained in the fifth edition of the IMF’s Balance of Payments Manual. Preliminary figures for 2005 through 2009. Imports and exports of goods do not include “special trade operations.”
7:	All figures calculated according to IMF methodology, which includes privatization, concession and securitization proceeds as part of public sector revenues. Figures given as a percentage of GDP are calculated using a new methodology implemented by DANE in 2008, using 2000 as the base year for calculating constant prices.
8:	The amounts of transfers among the different levels of the consolidated non-financial public sector are not eliminated in the calculation of consolidated non-financial public sector revenue and consolidated non-financial public sector expenditures and, accordingly, the revenue and expenditure figures included above are greater than those that would appear were such transfers eliminated upon consolidation. See “Recent Developments—Public Sector Finance.”
9:	Primary surplus/(deficit) equals total consolidated non-financial public sector surplus/(deficit) without taking into account interest payments or interest income.
10:	Figures for 2008 are subject to revision. Figures for 2009 are provisional and subject to verification and revision. Exchange rates at December 31 of each year. The figures for public debt given in this table differ from those set out under “Public Sector External Funded Debt by Type” on page 12 as a result of the application of different methodologies.
11:	Includes peso-denominated debt of the Government (excluding state-owned financial institutions and departmental and municipal governments) with an original maturity of more than one year, and public sector entities’ guaranteed internal debt.
12:	Includes external debt of the Government (including Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial institutions) with an original maturity of more than one year.

Sources: Banco de la República, Ministry of Finance and Public Credit (“Ministry of Finance”), DANE and Consejo Superior de Política Fiscal (“CONFIS”)

Republic of Colombia

According to preliminary figures, Colombia’s ratio of total net non-financial public sector debt to GDP decreased from 36.0% at December 31, 2006, to 32.3% at December 31, 2007, and to 31.9% at December 31, 2008, but increased to 35.2% at December 31, 2009.

In 2005, the Government revised the principal indicator it would be using as a basis for the Government’s projections regarding fiscal deficit, primary balance and public debt balance. The new principal indicator is the total debt net of external financial assets, which is calculated by subtracting the amount of external assets owned by the National Treasury, the Oil Stabilization and Savings Fund and the other decentralized entities from the total net non-financial public sector debt figure. The ratio of total debt net of external financial assets to GDP as so calculated was 32.5% at December 31, 2006, 29.1% at December 31, 2007, 31.0% at December 31, 2008, and 32.2% at September 30, 2009.

The dynamics of the economic growth, fiscal adjustments and privatizations, as well as the active liability management carried out by the Government in the local and international markets during recent years, have contributed to a general reduction of the overall debt of the Republic as a percentage of GDP in spite of recent increases. Although the Government expects to keep this ratio on a downward trend in the following years, no assurance can be given that this goal will be achieved. In January 2010, the Government reported a Central Government deficit for 2009 of 4.1% of GDP and the consolidated public sector deficit for 2009 of 2.7% of GDP.

In July 2008, the Constitutional Court issued a decision requiring that the Government undertake a series of remedial actions regarding the current health system. These actions were to be carried out on a timetable proposed by the Government that would fulfill the obligation to equalize the benefits under the Plan Obligatorio de Salud (POS), a compulsory health insurance system for individuals that are formally employed or earn more than twice the minimum wage, and the Plan Obligatorio de Salud Subsidiado (POSS), a subsidized health plan. In December 2009, the Government declared a state of social emergency, which allows the President to issue decrees solely related to the state of emergency and temporarily suspend laws incompatible with the state of emergency. In January 2010, the President issued a set of decrees in order to comply with the Constitutional Court decision. Currently, the Colombian Constitutional Court is reviewing the constitutionality of the state of emergency and the decrees issued under it.

In September 2009, both houses of Congress approved legislation calling for a national referendum on amending the constitution to allow President Uribe to seek re-election for a third term. On February 26, 2010, the Constitutional Court declared that legislation unconstitutional. Following that decision, former Defense Minister Juan Manuel Santos has become the presidential candidate for President Uribe’s political party, Partido Social de La Unidad Nacional, in the upcoming presidential elections on May 30, 2010.

Internal security

In recent years, violence and terrorism by guerilla organizations generally have shown a decreasing trend. Incidents of homicides decreased from 20,210 in 2004 to 18,111 in 2005, 17,479 in 2006, 17,198 in 2007, 16,140 in 2008 and further to 15,817 in 2009. Incidents of kidnapping decreased from 1,440 in 2004 to 800 in 2005, 687 in 2006, 521 in 2007, 437 in 2008 and further to 213 in 2009. Incidents of terrorism have been declining, except that some increases were seen in 2006, 2008 and 2009 from 724 in 2004 to 612 in 2005, 646 in 2006, 387 in 2007, 484 in 2008 and 486 in 2009. In March 2010, the Government announced that for the twelve-month period ended February 28, 2010, homicides increased by 0.9% and kidnapping declined 47.0%, as compared to the corresponding twelve-month period ended February 28, 2009. For the twelve-month period ended February 28 2010, incidents of terrorism decreased by 1.2% compared to the corresponding twelve-month period ended February 28, 2009. For the two-month period ended February 28, 2010, homicides and kidnapping decreased by 0.2% and 21.7%, respectively, and incidents of terrorism decreased by 2.6%, compared to the corresponding period in 2009.

Internal security issues continue to be a leading challenge faced by Colombia and there can be no assurance that the decrease in criminal activity will continue in the future.

Economy

Gross domestic product

According to preliminary figures, real GDP grew approximately 2.4% in 2008 and approximately 0.4% in 2009. During 2008, the sectors that experienced the greatest real growth were mining (7.3%), financial services (5.6%) and transportation, storage and communications (4.0%). The sectors that experienced the greatest decreases in real growth were manufacturing (1.8%) and construction (0.3%). During 2009, the sectors that experienced the greatest real growth increase were construction (12.8%), mining (11.3%) and financial services (3.1%). The sectors that experienced the greatest decreases in real growth were manufacturing (6.3%), retail, restaurants and hotels (2.9%) and transportation, storage and communications (1.2%).

The Government’s current estimate for real GDP growth in 2010 is 2.5%.

Employment and labor

The following table presents monthly average rates of unemployment in urban areas for January 2007 through January 2010, according to the most recent methodology adopted by the DANE.

Monthly Unemployment Rates for the

13 Largest Urban Areas (1)

	2007	2008	2009	2010
January	14.4%	12.3%	14.9%	15.3%
February	12.9	12.6	13.6	n/a
March	12.5	12.0	13.5	n/a
April	11.6	11.3	12.9	n/a
May	11.3	11.7	12.4	n/a
June	11.6	11.7	13.0	n/a
July	11.2	11.9	12.8	n/a
August	11.3	11.4	13.1	n/a
September	10.5	11.3	12.9	n/a
October	10.2	11.0	12.4	n/a
November	8.9	10.4	12.1	n/a
December	10.3	10.9	12.3	n/a

n/a - Not available.

(1)	Statistics for the cities and metropolitan areas of Bogotá, Medellín, Cali, Barranquilla, Bucaramanga, Manizales, Pasto, Pereira, Cúcuta, Ibagué, Montería, Cartagena and Villavicencio.

Source: DANE.

Foreign Trade and Balance of Payments

Balance of payments

According to preliminary figures, Colombia’s current account registered a U.S. $5.1 billion deficit for 2009, compared to a U.S. $6.9 billion deficit for 2008. The decrease in the current account deficit was mainly due to a decrease in income outflows. Income outflows decreased primarily due to fewer remittances of profits and dividends by foreign companies in Colombia to their head offices abroad. For 2009, the capital account registered a U.S. $6.8 billion surplus, compared to a U.S. $9.5 billion surplus for 2008. This decrease was mainly caused by a decrease in net foreign direct investment and an increase in Colombian direct investment abroad.

The following table presents preliminary balance of payments figures for the periods indicated:

Balance of Payments(1)

	For the Year Ended December 31, 2007(2)		For the Year Ended December 31, 2008(2)		For the Year Ended December 31, 2009(2)
	(in millions of U.S. dollars)
Current Account
Exports (FOB)
Oil and its Derivatives	U.S. $	7,318	U.S. $	12,204	U.S. $	10,268
Coffee		1,714		1,883		1,543
Coal		3,495		5,043		5,416
Nickel		1,680		864		726
Gold and emeralds(3)		458		1,045		1,625
Nontraditional(4)		14,716		16,056		12,987

Total Exports		29,381		37,095		32,565
Imports (FOB)
Consumer Goods		6,056		6,801		6,098
Intermediate Goods		12,888		16,060		12,116
Capital Goods		11,156		13,451		12,296

Total Imports (FOB)		30,100		36,313		30,510
Special Trade Operations (Net)(5)		122		193		504
Trade Balance		(719)		782		2,055
Services (Net)(6)
Inflow		3,636		4,137		4,191
Outflow		6,243		7,188		6,871

		(2,607)		(3,051)		(2,680)
Income (Net)(7)
Inflow		1,855		1,745		1204
Outflow		9,857		12,065		10,848

		(8,002)		(10,320)		(9,644)
Transfers (Net)		5,228		5,512		4,619

Total Current Account		(5,977)		(6,883)		(5,146)
Capital Account
Foreign Direct Investment (Net)(8)		8,136		8,329		4,177
Portfolio Investment (Net)(9)		891		(1,007)		1,487
Loans (Net)(10)		1,667		1,462		676
Commercial Credits (Net)		(121)		307		(486)
Leasing (Net)(10)		110		272		727
Other (Net)(10)		(317)		123		212
Other Long Term Financing		(20)		(1)		(8)
Special Capital Flows (Net)(11)		0		0		0

Total Capital Account		10,347		9,485		6,784
Errors and Omissions		328		(21)		(291)

Change in Gross International Reserves	U.S. $	4,698	U.S. $	2,623	U.S. $	1,347

Totals may differ due to rounding.

(1)	Figures for all periods calculated according to the recommendations contained in the 5th edition of the IMF’s Balance of Payments Manual.

(2)	Preliminary.
(3)	Includes gold exports made by private agents (including an estimate of contraband gold transactions).
(4)	Nontraditional exports consist of products other than oil and its derivatives, coffee, coal, nickel, gold and emeralds.
(5)	Principally goods acquired by ships in ports and foreign trade in free trade zones.
(6)	Includes non-financial services, such as transportation, travel, telecommunications, postal, construction, information, personal and government services, as well as commissions paid by the public and private sector on financial services relating to managing external debt.
(7)	Includes financial services and inflows and outflows related to payments for and costs of labor and capital. Financial service outflows include interest payments on private and public external debt and securities, dividend remittances abroad, salaries received by Colombian citizens abroad and interest earnings on assets held by Colombian residents abroad.
(8)	Foreign direct investment in Colombia less Colombian direct investment abroad (outflows). Includes long-term and short-term foreign direct investment.
(9)	Portfolio investment in Colombia less Colombian portfolio investment abroad (outflows). Includes long-term and short-term portfolio investment flows.
(10)	Includes long-term and short-term flows.
(11)	As calculated with the new balance of payments methodology, these amounts are not substantial enough to be material. Excludes portfolio investment flows.

Source: Banco de la República—Economic Studies.

For 2009, Colombia’s main export destinations (and corresponding percentage of total exports) were: United States (39.2%), Venezuela (12.3%), European Union (14.3%), Ecuador (3.8%), Peru (2.4%), Chile (1.9%), Brazil (1.8%), Mexico (1.6%), China (2.9%), Japan (1%) and others (18.8%). For 2009, Colombia’s main import origins (and corresponding percentage of total imports) were: United States (28.7%), European Union (15.5%), China (11.3%), Brazil (6.5%), Mexico (7.0%), Argentina (9.9%), Japan (2.5%), Ecuador (2.1%), Peru (1.9%), Chile (1.8%), Canada (2.1%), Venezuela (1.7%), and others (9%).

On November 22, 2006, the United States and Colombia signed a free trade agreement that had been under discussion since the middle of 2004. The benefits of the free trade agreement are intended to extend and expand the benefits received under the Andean Trade Promotion and Drug Eradication Act, or ATPDEA, a U.S. law which is set to expire by December 31, 2009. In order for the agreement to take effect, however, it must be approved by each country’s legislature. On June 14, 2007, the Colombian Congress approved the Free Trade Agreement. Following the approval from Congress, on July 4, 2007, the President signed the law authorizing the Free Trade Agreement and on July 24, 2008, the Constitutional Court declared the agreement compatible with the Constitution. After the declaration of the Constitutional Court, no further Colombian governmental approvals are needed. As a result of expected delays in the approval process by the United States Congress, the Government had focused its efforts on seeking an extension of the ATPDEA. On December 23, 2009, a one year ATPDEA extension was granted by the United States legislative branch .

On July 28, 2009, as a result of allegations made by President Uribe of an alleged weapons delivery from the Venezuelan Army to the FARC, President Hugo Chávez of Venezuela announced the suspension of diplomatic relations with Colombia, the withdrawal of Venezuela’s ambassador from Colombia and the review of all economic agreements between the nations. On August 8, 2009, President Chávez ordered the return of Venezuela’s top diplomat to Colombia but expressed disagreement over President Uribe’s decision to permit U.S. military personnel to use military bases in Colombia. Although Colombia and Venezuela continue to be significant trading partners of each other, both countries have recently been pursuing a policy of diversification of their trading counterparties.

In 2009, due to the commercial restrictions imposed by the Venezuelan government, Colombian exports to Venezuela decreased by 33.5% from U.S. $6,092 million in 2008 to U.S. $4,050 million in 2009. The effect of the decrease in exports to Venezuela is estimated at 1% of GDP for 2009.

Monetary System

Financial Sector

At January 31, 2010, Colombia’s financial sector had a total gross loan portfolio of Ps. 134.9 trillion, compared to Ps. 132.3 trillion at January 31, 2009. Past-due loans amounted to Ps. 5.83 trillion at January 31, 2010, as compared to Ps. 5.78 trillion at January 31, 2009, an increase of 1.0%. Past-due loans were 4.3% of total loans at January 31, 2010, as compared to 4.4% at January 31, 2009. Provisions covering past-due loans increased from 114.3% at January 31, 2009 to 130.3% at January 31, 2010

The aggregate net technical capital (or solvency ratio) of Colombian banks increased from 14.11% of risk-weighted assets at January 31, 2009, to 15.24% at January 31, 2010. The change in the solvency ratio is a product of an increase in risk-weighted assets from Ps. 145.9 trillion at January 31, 2009 to Ps. 153.9. trillion at January 31, 2010.

The following table shows the results of the financial sector as of, and for the twelve-month period ended, January 31, 2010:

Selected Financial Sector Indicators

(in millions of pesos as of, and for the twelve-month period ended, January 31, 2010)

	Assets		Liabilities		Net Worth		Earnings
Private Sector Institutions(1)	Ps.	225,799,322	Ps.	194,127,493	Ps.	31,671,829	Ps.	241,519
Public Sector Institutions		13,208,459		12,003,559		1,174,899		20,486
Special State-Owned Institutions(2)		33,506,318		28,005,386		5,450,932		13,909

Total(3)	Ps.	239,007,780	Ps.	206,161,052	Ps.	32,846,728	Ps.	262,005

Totals may differ due to rounding.

(1)	Includes cooperatives.
(2)	Includes Special Financing Institutions but not Banco de la República.
(3)	Special State-Owned Institutions are not included in the total according to a new methodology adopted in 2005.

Source: Financial Superintendency.

Interest rates and inflation

The average short-term composite reference rate (depósitos a término fijo, or “DTF”) at March 31, 2010 was 3.9%, as compared to 8.2% at March 31, 2009. The average DTF decreased to 4.1% in December 31, 2009, as compared to 10.2% in December 31, 2008.

Consumer inflation (as measured by the change in the consumer price index, or “CPI”) for 2009 was 2.0%, as compared to 7.7% in 2008. The CPI at March 31, 2010 was 1.8%, as compared to 6.1% at March 31, 2009.

Producer price inflation (as measured by the change in the producer price index, or “PPI”) for 2009 was -2.2%, as compared to 9.0% for 2008. The PPI at March 31, 2010 was -0.2%, as compared to 6.8% at March 31, 2009.

The following table sets forth changes in the CPI, the PPI and average 90-day DTF for the periods indicated.

Inflation and Interest Rates

	Consumer Price Index (CPI)(1)	Producer Price Index (PPI)(1)	Short-term reference rate (DTF)(2)
2007
January	4.7	5.0	6.8
February	5.3	4.9	6.8
March	5.8	4.3	7.5
April	6.2	2.3	7.5
May	6.2	0.6	7.6
June	6.0	-1.0	8.0
July	5.8	-1.8	8.3
August	5.2	-1.6	8.5
September	5.0	-0.9	8.9
October	5.2	-0.6	8.6
November	5.4	0.4	8.7
December	5.7	1.3	9.0

2008
January	6.0	2.2	9.1
February	6.4	3.9	9.3
March	5.9	3.4	9.6
April	5.7	3.8	9.8
May	6.4	5.4	9.6
June	7.2	8.0	9.8
July	7.5	9.6	9.6
August	7.9	9.0	10.0
September	7.6	9.8	9.9
October	7.9	11.8	10.0
November	7.7	10.9	10.1
December	7.7	9.0	10.2

2009(3)
January	7.2	6.2	9.7
February	6.5	6.2	9.0
March	6.1	6.8	8.2
April	5.7	6.6	7.1
May	4.8	5.3	6.2
June	3.8	2.7	5.5
July	3.3	1.4	5.2
August	3.1	1.0	5.1
September	3.2	-1.5	4.9
October	2.4	-4.1	4.4
November	2.4	-3.9	4.4
December	2.0	-2.2	4.1

2010
January	2.1	0.5	4.0
February	2.1	-0.4	4.0
March	1.8	-0.2	3.9

(1)	Percentage change over the previous twelve months at the end of each month indicated.
(2)	Average for each month of the DTF, as calculated by the Financial Superintendency.
(3)	Beginning January 2009, the CPI will be measured using December 2008 as the base figure.

Sources: DANE and Banco de la República.

On November 25, 2009, Banco de la República reduced the discount rate by 50 basis points, decreasing the discount rate from 4.0% to 3.5%. Banco de la República believes that the slow recovery of internal demand and the low use of the production capacity have reduced the inflationary pressures and have resulted in greater flexibility for monetary easing in order to stimulate the economy.

Foreign exchange rates and international reserves

Exchange rates. On February 28, 2010, the Representative Market Rate published by the Financial Superintendency for the payment of obligations denominated in U.S. dollars was Ps. 1,932.32 = U.S. $1.00, as compared to Ps. 1,982.29 = U.S. $1.00 on February 28, 2009. In 2009, the Representative Market Rate reached a high of Ps. 2,596.37 = U.S. $1.00 on February 25, 2009 and a low of Ps. 1,825.68 = U.S. $1.00 on October 14, 2009. For the first two months of 2010, the Representative Market Rate reached a high of Ps. 2,044.23 = U.S. $1.00 on January 1, 2010 and a low of Ps. 1,914.87 = U.S. $1.00 on February 23, 2010.

International reserves. At February 28, 2010, net international reserves were U.S. $25.2 billion. Net international reserves increased from U.S. $24.0 billion at December 31, 2008 to U.S. $25.3 billion at December 31, 2009. Between January 2009 and December 2009, Banco de la República intervened in the market through the net purchase of U.S. $170.9 million for volatility control. During the first two months of 2010, Banco de la República did not intervene in the market. On March 3, 2010, Banco de la República decided to resume the accumulation of international reserves through daily purchases of U.S. $20.0 million in competitive auctions in response to indications of an exchange rate misalignment.

As established by Decree 4712 of 2008 and in accordance with the technical criteria established by Resolution No. 137 of January 27, 2007, which governs the administration of excess liquidity, the General Directorate of Public Credit and National Treasury is allowed to perform, among other measures, derivatives operations that consist of swaps and forwards over foreign exchange. As of April 6, 2010, the General Directorate of Public Credit and National Treasury had no outstanding net bought position in forward contracts.

Public Sector Finance

General

From January to July 2009, tax revenues were consistent with the Government’s estimate. By August 2009, however, tax revenues were below the initial target set by the Government. The decline in tax revenues was mainly due to a decrease in foreign taxes as a result of a greater than expected decrease in imports and volatility of the exchange rate. As a result, on September 8, 2009, the Government revised its estimate of the Central Government fiscal deficit for 2009 from 3.7% of GDP to 4% of GDP, and subsequently also revised its estimate of the consolidated public sector deficit for 2009 from 2.3% of GDP to 2.6% of GDP.

According to preliminary figures, for the year ended December 31, 2009, the Central Government fiscal deficit increased to 4.2% of GDP, compared to a deficit of 2.3% of GDP in 2008. According to preliminary figures, the non-financial public sector balance in 2009 was a deficit of 2.8% of GDP, compared to a surplus of 0.1% of GDP in 2008.

The principal public sector finance statistics for 2009 and 2010 are as follows:

Principal Public Sector Finances Statistics (% of GDP)

	Budget 2009(1)(2)	Actual 2009(1)	Budget 2010(1)
Non-financial Public Sector Balance	(2.6)%	(2.6)%	(3.8)%
Central Government	(4.0)	(4.2)	(4.5)
Other Public Sector Entities	1.4	1.6	0.8
Central Bank Balance	0.0	0.1	0.0
Fogafín Balance	0.2	0.2	0.2
Financial Sector Restructuring Costs	(0.2)	(0.2)	(0.1)
Statistical Discrepancies	0.0	(0.0)	0.0
Consolidated Public Sector Balance	(2.6)	(2.8)	(3.7)

Totals may differ due to rounding.

(1)	Preliminary figures.
(2)	Budgeted Central Government deficit for 2009 was revised on September 8, 2009 from 3.7% of GDP to 4.0% of GDP. As a result, the figure for Consolidated Public Sector Balance also was revised in order to reflect the adjustment made at the Central Government level. Thus, the Budgeted consolidated public sector deficit for 2009 was revised from 2.3% of GDP to 2.6% of GDP.

The following table shows the principal budget assumptions for 2010 revised as of October 30, 2009.

Principal 2010 Budget Assumptions(1)

2010 Budget Assumptions

Gross Domestic Product
Nominal GDP (in billions of pesos)	Ps. 521,164

Real GDP Growth	2.5%
Inflation
Domestic Inflation (producer price index)(2)	3.0%
Domestic Inflation (consumer price index)(2)	3.0%
External Inflation(3)	5.3%
Real Devaluation (average)	-4.72%
Interest Rates
Prime (United States)	4.3%
LIBOR (six month)	1.4%
Export Prices(3)
Coffee (ex-dock) ($/lb.)	1.55
Oil ($/barrel) (Cusiana)	66.89
Coal ($/ton)	67.09
Ferronickel ($/lb.)	2.06

(1)	Figures calculated by CONFIS in connection with the release of the revision of 2010 Financial Plan in January 2010
(2)	End of period. Calculated using the projected change in the consumer price index and producer price index for 2009.
(3)	“External Inflation” means the weighted average inflation for Colombia’s major trading partners. As of September 2009, the following are the weights assigned to each of Colombia’s major trading partners: United States (46.1%), Venezuela (12.4%), Mexico (3.9%), Brazil (3.5%), Ecuador (3.9%), Switzerland (3.6%), Germany (3.1%), Peru (2.7%), Panama (2.7%), Chile (2.9%), Japan (2.4%), Spain (1.7%), The Netherlands (2.7%), United Kingdom (1.6%), Canada (1.4%), Italy (1.6%), France (1.2%), Belgium (1.0%), Argentina (0.9%) and Sweden (0.6%).

The figures set forth above represent Colombia’s forecast with respect to the Colombian economy during 2009. While the Government believes that these assumptions and targets were reasonable when made, some are beyond the control or significant influence of the Government, and actual outcomes will depend on future events. Accordingly, no assurance can be given that economic results will not differ materially from the figures set forth above.

Tax adjustment law

On December 30, 2009, the President signed into law the tax adjustment law. The main effects of the law are as follows: (i) the wealth tax will remain in effect until 2014 with differing tax rates applicable to two levels of Ps.3.0 billion and Ps.5.0 billion, (ii) the tax deduction for productive asset investments is reduced to 30% from 40%, (iii) taxpayers may not concurrently benefit from the aforementioned productive asset investment deduction and the special tax rate of 15% for users of free trade zones.

Decisions on government financing

The Government plans to sell its interest in Isagen, a power generation company, to fund budgetary needs for 2010. The sale of its stake in Isagen (for which the Government expects to receive approximately Ps. 3.0 trillion) is expected to occur before August 2010.

Oil prices and impact on public sector finance

Due to the decrease in oil prices in 2009, the Government expects a negative impact on public sector finances for 2010. Income tax to be received from Ecopetrol for 2009 is derived from the total income before taxes of the company in 2009, which, as of December 31, 2009, stood at Ps. 7 trillion , or 56% lower than the total income before taxes in 2008. In addition, dividends from Ecopetrol to be received in 2010 are expected to decrease by 61%, from Ps. 7.9 trillion to approximately Ps. 3.1 trillion. Colombia cannot predict what will happen to oil prices during 2010 and beyond or its potential effect on public sector finances in the medium and long term.

Public Sector Debt

Public sector internal debt:

As of February 28, 2010, the Central Government’s total direct internal funded debt (with an original maturity of more than one year) was Ps. 129.6 trillion, compared to Ps. 127.1 trillion at December 31, 2009. The following table shows the direct internal funded debt of the Central Government at February 28, 2010 by type:

Central Government: Internal Public Funded Debt—Direct Funded Debt

At February 28, 2010 (in millions of pesos)

Treasury Bonds	Ps.112,530,381

Pension Bonds	9,722,444

Fogafin Bonds	717,594

Law 546 Bonds(1)	46,089

Titulos de Reduccion de Deuda (TRD)	4,333,455

Peace Bonds	72,742

Constant Value Bonds	1,822,804

Banco Agrario	137,310

Others(2)	170,155

Security Bonds	4,802

Total	Ps.129,557,806

Total may differ due to rounding.

(1)	Includes Law 546 and debt reduction bonds.
(2)	Includes other assumed debt.

Source: Deputy Directorate of Risk—Ministry of Finance and Public Credit.

Public sector external debt

The following tables show the total external funded debt of the public sector (with an original maturity of more than one year) by type and by creditor.

Public Sector External Funded Debt by Type(1)

	At December 31, 2008		At December 31, 2009
	(in millions of U.S. dollars)		(in millions of U.S. dollars)
Central Government	U.S. $	24,351	U.S. $	29,035
Public Entities(2)
Guaranteed		1,773		1,843
Non-Guaranteed		2,596		4,684

Total External Funded Debt	U.S. $	28,720	U.S. $	35,563

1.	Provisional. Subject to revision. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates at December 31, 2008 and December 31, 2009, respectively. Medium and long-term indebtedness. Excludes debt with resident financial institutions.
2.	Includes Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial entities. Banco de Colombia is not included because it was privatized in 1994.

Source: Debt Database Ministry of Finance and Public Credit.

Public Sector External Funded Debt by Creditor(1)

	At December 31, 2008		At December 31, 2009
	(in millions of U.S. dollars)		(in millions of U.S. dollars)
Multilaterals	U.S. $	12,343	U.S. $	14,134
IADB		5,684		6,233
World Bank		5,329		6,550
Others		1,330		1,321
Commercial Banks		1,058		1,071
Export Credit Institutions		233		162
Bonds		13,506		18,635
Foreign Governments		1,549		1,540
Suppliers		30		20

Total	U.S. $	28,720	U.S. $	35,563

Total may differ due to rounding.

(1)	Provisional. Subject to revision. Debt with an original maturity more than one year. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates at December 31, 2008 and December 31, 2009, respectively. Excludes debt with resident financial institutions.

Source: Debt Registry Office-Ministry of Finance.

On April 7, 2010, Colombia signed an agreement pursuant to which it has agreed to issue, subject to certain conditions, Ps.1,528,831,000,000 aggregate principal amount of its 7.75% Global TES Bonds due 2021. The settlement for the offering is expected to occur on April 14, 2010.